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TYPE: 425
SEQUENCE: 1
DESCRIPTION: FILING OF COMMUNICATION


                          Filed by Sync Research, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Sync Research, Inc.
                          Commission File No. 33-96910

The following communications contain foward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the Sync Research/Osicom Technologies merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainities that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Sync Research stockholders to approve the merger; the risk that the Sync Research and OSICOM businesses will not be integrated successfully and costs related to the merger.

Careful consideration also should be given to cautionary statements made in Sync's reports filed with the SEC, especially the section entitled "Risk Factors" in the MD&A section of Sync's 10-K for the fiscal year ended December 31, 1999 and the Risk Factors section of Sync's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

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                              * * * * * * * * * *

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY SYNC RESEARCH, INC. ON MAY 15, 2000

At the Company:                                            Sync Research, Inc.
Gloria Corken                                              12 Morgan
Shareholder Relations                                      Irvine CA 92618
(949) 588-2070                                             Traded: NASDAQ: SYNX

Monday, May 15, 9:15 a.m. Eastern Time

     SYNC RESEARCH ANNOUNCES COMPLETION OF A $2.2 MILLION PREFERRED
                            STOCK PRIVATE PLACEMENT.

     IRVINE, CA, MAY 15, 2000 - Sync Research, Inc. (Nasdaq: SYNX) today reported that Andersen, Weinroth Capital Corporation, a New York investment firm, has arranged the private placement of 700,000 shares of newly created Preferred Stock of the Company for $3.19 per share through Entrada Holdings LLC.

     William Guerry, president and chief executive officer of Sync Research, Inc., said, "We are excited about the confidence this investment demonstrates in our new direction as Entrada Networks."

     ABOUT SYNC RESEARCH

        Sync Research (Nasdaq: SYNX) develops, manufactures and markets multi-service frame relay access and routing solutions, frame relay circuit management solution and digital transmission devices designed to economically and reliably support business critical applications across frame relay and other wide area network protocols. On April 11, 2000, Sync announced its plan to merge with Osicom's network access subsidiary, creating Entrada Networks. Sync products are available on a direct basis or from select distributors and resellers worldwide. Company and product information is available at www.sync.com and www.tylink.com.

        Sync investors and security holders should read Sync's Registration Statement on Form S-4 and the Prospectus/Proxy Statement of Sync Research, Inc., relating to the merger


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     transaction described above, when those documents become available, because they will contain important information. When these and other documents relating to the transaction have been filed with the U.S. Securities and Exchange Commission, they may be obtained free of charge at the SEC's web site at http://www.sec.gov. You may also obtain each of these documents (when they become available) free of charge from Sync Research by directing your request to the Sync Research investor relations contact person identified in this release.

        Except for historical information contained herein, the matters set forth in this news release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including such factors among others, as significant fluctuations in operating results, uncertain profitability, dependence on the IBM customer base, uncertain market acceptance of products, product concentration, dependence on channel partners and other resellers, rapid technological change and new products, intense competition and the risk factors set forth in the Company's recent filings with the Securities and Exchange Commission including its Reports on Forms 10-K and 10-Q.

                              * * * * * * * * * *

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY SYNC RESEARCH, INC. ON APRIL 11, 2000


FOR RELEASE APRIL 11, 2000 AT 7:30 AM EDT

         CONTACT: DAMON WRIGHT (INVESTORS)           GLORIA CORKEN
                  damon@allencaron.com               Investor Relations
                  Sherrie Good (media)               Sync Research, Inc.
                  Allen & Caron Inc                  (949) 460-4469
                  (949) 474-4300

          SYNC RESEARCH, OSICOM TECHNOLOGIES' NETWORK ACCESS SUBSIDIARY
             TO MERGE; COMBINED ENTITY TO BE NAMED ENTRADA NETWORKS

IRVINE, CA, AND SANTA MONICA, CA (APRIL 11, 2000) . . . . Sync Research, Inc.
(Nasdaq NM:SYNX), a provider of Wide Area Networking solutions, and Osicom Technologies, Inc. (Nasdaq NM:FIBR), a pioneer of optical networking technologies for the Metropolitan market, jointly announced today that the two companies have signed a definitive agreement to merge Sync and Osicom's wholly-owned Network Access subsidiary. The combined publicly-held company is expected to be named Entrada Networks.

In exchange for one hundred percent of the stock of Osicom's Network Access subsidiary, Sync will issue to Osicom shares of Sync common stock such that at the closing of the transaction, Osicom and Sync shareholders will each hold fifty percent of Sync's outstanding common stock. The merger is subject to the approval of Sync's shareholders as well as other customary closing conditions.

Osicom's Network Access subsidiary, based in Annapolis Junction, Maryland, develops, manufactures, markets and sells high speed Local Area Network and Wide Area Network access products. Network Access revenues for the fiscal quarter ending April 30, 2000, are expected to exceed $4 million.

Sync Research develops, manufactures, markets and sells frame relay circuit management solutions, multi-service frame relay access and routing solutions, and a series of digital transmission products. Sync's revenues are expected to be in the range of $3.0 million to $3.2 million for the first quarter ended March 31, 2000.

Sync President and Chief Executive Officer William Guerry commented, "These two businesses bring to the table complementary product lines, technical capabilities and sales

                                 MORE-MORE-MORE


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SYNC, OSICOM'S  NETWORK ACCESS SUBSIDIARY TO MERGE
Page 2-2-2

channels, as well as other assets. We are excited about the potential of Entrada Networks and the opportunity this merger will create for us to develop new products aimed at high growth markets. Among these are near-term plans to develop products for Storage Area Networking."

Osicom's Chairman and Chief Executive Officer Par Chadha said, "The launch of Entrada Networks is consistent with our plan to build a company specifically focused on the network access space. We expect that the combination of these businesses will create a stronger company with respect to current product lines, as well as build a foundation for future growth."

The companies encourage investors and security holders to read Sync's Registration Statement on Form S-4 and the Prospectus/Proxy Statement of Sync Research, Inc., relating to the merger transaction described above, when those documents become available, because they will contain important information. When these and other documents relating to the transaction have been filed with the U.S. Securities and Exchange Commission, they may be obtained free of charge at the SEC's web site at http://www.sec.gov. You may also obtain each of these documents (when they become available) free of charge from Sync Research by directing your request to the Sync Research investor relations contact person identified in this release.

                  THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE WORDS "EXPECTS," "BELIEVES" AND VARIATIONS OF THESE AND OTHER WORDS, ARE MEANT TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING
STATEMENTS: 1) THE FAILURE OF ENTRADA NETWORKS' MANAGEMENT TO SUCCESSFULLY INTEGRATE THE OPERATIONS OF SYNC RESEARCH AND OSICOM'S NETWORK ACCESS SUBSIDIARY; 2) THE NECESSITY OF ENTRADA TO BEAR SIGNIFICANT OR UNFORESEEN COSTS RELATED TO THE MERGER; 3) THE FAILURE OF SYNC'S STOCKHOLDERS TO APPROVE THE MERGER; 4) THE INABILITY OF SYNC RESEARCH OR OSICOM TECHNOLOGIES TO OBTAIN, OR MEET CONDITIONS IMPOSED UPON THEM FOR GOVERNMENTAL APPROVAL OF THE MERGER; 5) ENTRADA'S INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE COMMERCIAL SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; 6) INCREASED COMPETITION FROM ENTRADA'S MANY ENTRENCHED, LARGER AND POTENTIALLY MORE POWERFUL COMPETITORS IN THE STORAGE AREA NETWORKING MARKET GENERALLY; 7) OTHER UNCERTAINTIES RELATING TO THE EFFECTIVENESS OF MERGER-RELATED CONSOLIDATION ACTIVITIES; 8) THE EFFECT OF THE MERGER UPON THE CUSTOMERS OF SYNC AND OSICOM'S NETWORK ACCESS SUBSIDIARY AND THOSE CUSTOMERS' DECISIONS TO PURCHASE PRODUCTS AND SERVICES PRIOR TO THE MERGER FROM EITHER COMPANY, OR AFTER THE MERGER FROM ENTRADA NETWORKS; AND 9) AND THE OTHER RISK FACTORS SET FORTH IN REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY SYNC RESEARCH OR OSICOM TECHNOLOGIES, INCLUDING EACH COMPANY'S REPORTS ON FORMS 10-K AND 10-Q.

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